Filed pursuant to 424(b)(3)
Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC.

STICKER SUPPLEMENT DATED APRIL 24, 2008

TO PROSPECTUS DATED APRIL 9, 2008

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 9, 2008. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” include CNL Lifestyle Properties, Inc. and its subsidiaries.

BUSINESS

Real Estate Investment Portfolio

The following replaces the first sentence in the first paragraph on page 63 under the “Real Estate Investment Portfolio-Golf Courses-Golf Course Industry Overview” section of the prospectus:

According to the 2007 National Golf Foundation’s first quarter report, there were a total of 15,990 courses in the U.S.

The following replaces the last two sentences in the paragraph beginning on page 67 under the “Real Estate Investment Portfolio-Attractions-Amusement Parks Industry Overview” section of the prospectus:

According to a 2007 report by PricewaterhouseCoopers, LLP and Wilkofsky Gruen Associates, overall spending will increase from 12.0 billion in 2007 (up 6.7% from 11.5 billion in 2006) to 14.0 billion in 2011, growing at a compound annual rate of 3.9%. Attendance is projected to increase from 341 million in 2007 (up 2.3% from 335 million in 2006) to 367 million in 2011, a 1.8 % compound annual growth rate.

The following replaces the third paragraph on page 70 under the “Real Estate Investment Portfolio-Attractions-Our Attraction Operators and Properties-Properties Operated by PARC” section of the prospectus:

We have entered into leases with PARC Management for the Parks with the initial terms ending December 2029 and three ten-year renewal options, except for Darien Lake which has two ten-year renewal options and one four-year renewal option:

Financings and Borrowings

The following replaces the last sentence in the last paragraph beginning on page 86 under the “Financings and Borrowings-Intrawest Financing” section of the prospectus:

The loans bear interest at a fixed rate of 5.75%, require the subsidiaries of our unconsolidated partnership with Intrawest Corporation to make monthly principal and interest payments in the aggregate amount of $289,389 (based on a 25-year amortization), mature on June 1, 2015, and may not be prepaid except with payment of a premium. The balance due upon maturity assuming no prepayment of principal will be approximately $35.0 million.

The following replaces the fifth sentence in the third paragraph on page 87 under the “Financings and Borrowings-DMC Financing” section of the prospectus:

The balance due upon maturity of the $143 million loan, assuming no prepayment of principal, will be approximately $116.7 million.

The following supplements the third paragraph on page 87 under the “Financings and Borrowings-DMC Financing” section of the prospectus:

The balance due upon maturity of the $16.3 million loan, assuming no prepayment of principal, will be approximately $12.5 million.

The following replaces the first sentence in the fourth paragraph on page 88 under the “Financings and Borrowings-Bretton Woods Financing” section of the prospectus:

On May 1, 2007, Colonial Bank, N.A. agreed to extend the maturity of a $20.0 million revolving line of credit from May 1, 2007 to August 1, 2007.

The following replaces the second sentence in the second paragraph on page 90 under the “Financings and Borrowings-Ski Financing” section of the prospectus:

The loan is collateralized by a mortgage or deed of trust on one of the following ski resort properties for the approximate amount indicated: the Northstar-at-Tahoe™ Resort for $41.5 million, the Summit-at-Snoqualmie Resort for $18.0 million, the Sierra-at-Tahoe® Resort for $20.9 million, the Loon® Mountain Resort for $17.1 million and the Brighton Ski Resort for $14.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

The following replaces the fifth sentence in the second paragraph on page 100 under the “Liquidity and Capital Resources-Stock Issuance Costs and Other Related Party Arrangements” section of the prospectus:

Of these amounts, approximately $3.6 million and $11.1 million are included in the amounts due to related parties in the accompanying consolidated balance sheets as of December 31, 2007 and 2006, respectively.

Off Balance Sheet and Other Arrangements

The following replaces the Intrawest Canadian Venture entry on page 113 under the “Off Balance Sheet and Other Arrangements-Borrowings of Our Unconsolidated Entities” section of the prospectus:

Unconsolidated Entity	Type of Loan	Interest Rate	Payment	Maturity Date	Principal Balance at December 31,
					2007		2006
Intrawest Canadian Venture	Mortgage loan	5.83%	Monthly interest only of $110,880(1)	1/11/2015	26,741	(1)	22,800	(2)

PLAN OF DISTRIBUTION

Procedure Upon Liquidation

The following paragraph replaces the “Procedure Upon Liquidation” section on page 159 of the prospectus:

Any distributions that can be considered a return of capital, special distribution or sales (any large cash outlay) for non-qualified plans or all distributions upon any final liquidation event, will be forwarded to a stockholder’s address of record unless directed elsewhere via written instruction from the stockholder or stockholder’s authorized broker.

Other Compensation

The following paragraphs replace the “Other Compensation” section on page 161 of the prospectus:

In connection with the sale of shares, certain associated persons of the Managing Dealer may perform wholesaling functions for which they will receive compensation in an aggregate amount not to exceed 0.9% of Gross Proceeds, which shall be paid by the Managing Dealer out of its own resources (including any selling commissions or marketing support fees received by it in connection with the sale of shares of our common stock).

In addition, we and, to a lesser extent, our affiliates will pay CNL Capital Markets Corp., the Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to the Managing Dealer may be paid by the Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with the offering. Expenses that we may pay to participating brokers, or those expenses the Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer bona fide training and education meetings for such meetings conducted by us, the Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs. All such expenses are capped at 3.0% of Gross Proceeds.

Underwriting compensation consists of all cash and non-cash compensation paid in connection with the sale of our shares and includes selling commissions, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to bona fide training and education meetings, sales seminars and sales incentives. The total amount of underwriting compensation paid in connection with the offering will not exceed 10% of Gross Proceeds plus an additional 0.5% of Gross Proceeds for reimbursement of bona fide due diligence expenses.

Purchase Net of Selling Commissions and Marketing Support Fee

The following paragraph replaces the third bullet under “Purchase Net of Selling Commissions and Marketing Support Fee” section on page 161 of the prospectus:

•

clients of an investment adviser registered under the Investment Advisers Act of 1940, as amended, or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset-based fees with such dually registered investment adviser/broker-dealer); or

Sales Incentives

The following replaces the third and fourth sentences in the “Sales Incentives” section on page 163 of the prospectus:

Sales incentive programs offered to participating brokers must first be submitted for review by FINRA and comply with FINRA Rule 2710 or 2810, as applicable. Sales incentive programs offered to registered representatives of the Managing Dealer must comply with Rule 2710 or 2810, as applicable, but are not required to be submitted to FINRA.